Officer Certification

I, Nebyou Bedru, certify that:

(1) the financial statements of Ronin Harrisburg LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Ronin Harrisburg LLC has not been included in this Form as the issuer has only been formed on July 12, 2019 and has not filed a tax return to date.

DocuSigned by:

Nebyou Bedru

BCAFF844B2DB49E...

Name: Nebyou Bedru
Title: Manager